UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-52416

China TopReach Inc.

(Exact name of registrant as specified in its charter)

6th Floor, San Shan Tower

No. 59 Dongjie Street

Fuzhou City, China 350001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, consisting of one Ordinary Share and one Warrant

Ordinary Shares, par value $0.001 per share

Warrants to purchase Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	257

Pursuant to the requirements of the Securities Exchange Act of 1934, China TopReach Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 28, 2013	By:	/s/ Zhi Chen
Name: Zhi Chen Title: Chief Executive Officer